UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: December 1, 2005

EXETER’S RAB DRILL DISCOVERS FIRST NEW GOLD TARGET AT LA CABEZA

Vancouver, B. C., December 1, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces the discovery of the first new gold target by ongoing RAB drilling at its La Cabeza gold project. The new target, located under sands immediately south of the known Ojo Zone, could lead to an extension to the conceptual open pit planned for Ojo and a new understanding of the resource potential of La Cabeza.

Two RAB drill holes into the new target area returned gold values of 8.0 grams per tonne (“g/t”) and 7.5 g/t, respectively, and seven holes had gold values greater than 1.0 g/t. An additional 12 holes, of 61 RAB holes that define the target, had gold values greater than 0.3 g/t gold. The new target is 200 metres long by 100 metres wide and is open to the northwest, south and southeast.

Earlier RAB drilling in the Ojo South area had returned two, widely-spaced RAB holes, each with assays of 0.3 g/t gold. The current results are from Stage 2 follow-up drilling on a pattern of 25 metres by 10 metres.

The Ojo South target is particularly significant because the gold mineralisation appears to occur in sedimentary rock - a rock type not previously known to host economic grade mineralization at La Cabeza. Confirmation of the discovery with reverse circulation drilling would suggest the possibility of gold mineralisation in areas not previously considered favourable.

Elsewhere at La Cabeza, RAB drilling on a 50 metres by 50 metres pattern, south of the Luna Zone, is following up on three anomalous Stage 1 RAB holes (reporting 0.8, 0.6 and 0.3 g/t gold). Results will be reported when that target is better defined.

Exeter’s RAB (rotary air blast) drilling program involves testing the sand covered areas of La Cabeza with 500 holes drilled on a 100 metres by 100 metres pattern. The RAB drill rig drills shallow, vertical holes to recover a three metre long composite sample of the underlying bedrock. Stage 2 RAB drilling closes up the drill hole pattern to define the extent and orientation of the gold target. To facilitate the rapid generation of targets for follow-up reverse circulation drilling, the RAB program is alternating between the Stage 1 and Stage 2 drilling patterns.

With one exception, all of the known gold mineralisation at La Cabeza occurs in outcrop, generally on topographic highs. The exception is the Cuello Zone located in a valley (a topographic low) and almost totally concealed by sand and stream gravel. The Cuello Zone presently constitutes the largest gold resource at La Cabeza (see our press release dated June 30, 2005). The main focus of RAB drilling is the discovery of additional Cuello style deposits under sand cover..

The assay results presented above are preliminary and check assays are awaited. Results for additional exploration drilling will be announced as the program proceeds.

Qualified Person

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The last estimate of the La Cabeza project resource was 390,000 ounces of gold* in the indicated resource category and 500,000 ounces of gold* in the inferred resource category. The three-rig, drilling program currently underway is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects within an 800 square kilometre area. Prospecting of epithermal gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on 7 epithermal gold properties.

* See 43-101 Technical Report dated July 27, 2005

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, BC. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

December 1, 2005

Item 4.	News Release

The Press Release dated December 1, 2005 was disseminated via CCN Matthews and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company announced the discovery of the first new gold target by ongoing RAB drilling at its La Cabeza gold project. The new target, located under sands immediately south of the known Ojo Zone, could lead to an extension to the conceptual open pit planned for Ojo and a new understanding of the resource potential of La Cabeza.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 1st day of December, 2005.

SCHEDULE “A”

For Immediate Release: December 1, 2005

EXETER’S RAB DRILL DISCOVERS FIRST NEW GOLD TARGET AT LA CABEZA

Vancouver, B. C., December 1, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces the discovery of the first new gold target by ongoing RAB drilling at its La Cabeza gold project. The new target, located under sands immediately south of the known Ojo Zone, could lead to an extension to the conceptual open pit planned for Ojo and a new understanding of the resource potential of La Cabeza.

Two RAB drill holes into the new target area returned gold values of 8.0 grams per tonne (“g/t”) and 7.5 g/t, respectively, and seven holes had gold values greater than 1.0 g/t. An additional 12 holes, of 61 RAB holes that define the target, had gold values greater than 0.3 g/t gold. The new target is 200 metres long by 100 metres wide and is open to the northwest, south and southeast.

Earlier RAB drilling in the Ojo South area had returned two, widely-spaced RAB holes, each with assays of 0.3 g/t gold. The current results are from Stage 2 follow-up drilling on a pattern of 25 metres by 10 metres.

The Ojo South target is particularly significant because the gold mineralisation appears to occur in sedimentary rock - a rock type not previously known to host economic grade mineralization at La Cabeza. Confirmation of the discovery with reverse circulation drilling would suggest the possibility of gold mineralisation in areas not previously considered favourable.

Elsewhere at La Cabeza, RAB drilling on a 50 metres by 50 metres pattern, south of the Luna Zone, is following up on three anomalous Stage 1 RAB holes (reporting 0.8, 0.6 and 0.3 g/t gold). Results will be reported when that target is better defined.

Exeter’s RAB (rotary air blast) drilling program involves testing the sand covered areas of La Cabeza with 500 holes drilled on a 100 metres by 100 metres pattern. The RAB drill rig drills shallow, vertical holes to recover a three metre long composite sample of the underlying bedrock. Stage 2 RAB drilling closes up the drill hole pattern to define the extent and orientation of the gold target. To facilitate the rapid generation of targets for follow-up reverse circulation drilling, the RAB program is alternating between the Stage 1 and Stage 2 drilling patterns.

With one exception, all of the known gold mineralisation at La Cabeza occurs in outcrop, generally on topographic highs. The exception is the Cuello Zone located in a valley (a topographic low) and almost totally concealed by sand and stream gravel. The Cuello Zone presently constitutes the largest gold resource at La Cabeza (see our press release dated June 30, 2005). The main focus of RAB drilling is the discovery of additional Cuello style deposits under sand cover..

The assay results presented above are preliminary and check assays are awaited. Results for additional exploration drilling will be announced as the program proceeds.

Qualified Person

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The last estimate of the La Cabeza project resource was 390,000 ounces of gold* in the indicated resource category and 500,000 ounces of gold* in the inferred resource category. The three-rig, drilling program currently underway is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects within an 800 square kilometre area. Prospecting of epithermal gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on 7 epithermal gold properties.

* See 43-101 Technical Report dated July 27, 2005

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, BC. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date December 1, 2005

By:
/s/ Susan E. McLeod

Susan E. McLeod

Secretary